Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 8, 2023

VIA EDGAR TRANSMISSION

Mr. Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	SERIES PORTFOLIOS TRUST (the “Trust”)
Securities Act Registration No.: 333-206240
Investment Company Act Registration No.: 811-23084

Dear Mr. Long:

This correspondence is in response to the comments the Trust received on September 14, 2023 from you with respect to the financial statements filed on Forms N-CSR and N-CEN for the Funds listed in Appendix A (collectively, the “Funds”) for the fiscal years ended October 31, 2022, and December 31, 2022, and the N-CSRS for the Equable Shares Hedged Equity Fund for the period ended April 30, 2023. For your convenience, your comments have been reproduced with the Trust’s response following the comment.

The Trust’s responses to your comments are as follows:

General Comments

Equable Shares Hedged Equity Fund

Comment 1: The Staff noted that the Fund’s Statement of Operations did not report any distribution of gains. Please confirm that the Fund’s underlying holdings did not have any distributions or gains during the fiscal year ended October 31, 2022. If any, such distributions and gains should be stated separately and segregated under an appropriate caption in compliance with Regulation S-X 6-07.

Response: The Trust responds by confirming that there was no long-term capital gains distribution by the Fund’s holdings during the fiscal year ended October 31, 2022. The Trust further responds by confirming that to the extent the Fund were to distribute any capital gains it will be stated separately.

Comment 2: The Staff notes the Fund is classified as a non-diversified fund. However, the Fund appears to be operating as a diversified fund. Please confirm that the Fund will obtain shareholder approval before operating as a non-diversified fund.

Response: The Trust responds by confirming that the Equable Shares Hedged Equity Fund has been operating as a diversified fund for more than three years. The Trust further confirms that to the extent the Fund wishes to reclassify as a non-diversified fund, it will obtain shareholder approval prior to operating as a non-diversified fund.

Comment 3: The Management’s Discussion of Fund Performance (“MDFP”) requires a fund to discuss its performance during the most recently completed fiscal year. The Staff notes that the MDFP in the annual report appears to focus on the Fund’s performance for the most recently completed six-month period rather than for the entire fiscal year. Please confirm that future reports will include a discussion of the Fund’s performance for the most recently completed fiscal year.

Response: The Trust responds by supplementally confirming that, for future reports, the MDFP for the Fund will include a discussion of the Fund’s performance for the most recently completed fiscal year as required under Item 27(b)(7) of Form N-1A.

Form N-CSR

Heitman US Real Estate Securities Fund and Palm Valley Capital Fund

Comment 4: Item 4(d) for each of the Fund’s certifications required by Item 13(a)(2) of Form N-CSR does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in a registrant’s internal controls over reporting that occurred “during the period covered by this period”. However, the current certifications indicate that only a quarter of the period is covered. Going forward, please revise the certification language with the updated language.

Response: The Trust responds by supplementally confirming that, going forward, it will include the updated Item 4(d) language to the certifications filed with Form N-CSR.

Form N-CSRS

Equable Shares Hedged Equity Fund

Comment 5: The Staff notes that the Fund’s semi-annual report for the period ended April 30, 2023, the Fund reported a net expense ratio of 1.23%. However, the Staff further notes that pursuant to the Fund’s annual operating expense limitation agreement, the Adviser agreed to waive expenses so that the Fund’s annual operating expense ratio does not exceed 1.20%, though March 31, 2023, and, effective April 1, 2023, will not exceed 1.10% of the Fund’s average annual net assets. Please explain how the net expense ratio exceeds both the old and the new expense limitations.

Response: The Trust responds by supplementally confirming that the Fund’s net expense ratio was impacted by a large excise tax payment during the period ended April 30, 2023, which is an excluded expense under the operating expense limitation agreement. As a result, the net expense ratio of the Fund exceeded the expense limitation in place for the reporting period ended April 30, 2023.

Form N-CEN

Equable Shares Hedged Equity Fund

Comment 6: The Staff notes that Item C.8 of Form N-CEN for the fiscal year ended October 31, 2022, did not indicate that any expenses previously waived had been recouped during the period. However, the Fees and Expenses of the Fund table in the Fund’s prospectus indicates that the Adviser did recoup expenses previously waived. Please explain.

Response: The Trust responds by acknowledging that Item C.8 of Form N-CEN for the fiscal year ended October 31, 2022, should have indicated that expenses previously waived were recouped during the period. The Trust further responds by confirming that it will respond correctly to Item C.8 in future Form N-CEN filings.

Heitman US Real Estate Securities Fund

Comment 7: In the Fund’s response to Item B.23 of Form N-CEN for the fiscal year ended December 31, 2022, the Trust did not indicate that the Fund paid any dividend or made any distribution in the nature of a dividend payment, required to be accompanied by a written statement pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder. Please confirm whether the Fund’s distributions during the fiscal year ended December 31, 2022, included return of capital and the Fund provided the corresponding notice in accordance with Rule 19a-1.

Response: The Trust responds by acknowledging that Section 19(a)of the 1940 Act requires that a payment made from a mutual fund that is from a source other than net investment income be accompanied by a written statement adequately disclosing the source of that payment. With respect to the Heitman US Real Estate Securities Fund, at the time of the distributions, the payments were estimated to made from both net income and capital gain as of the close of the period as of which such distributions were made. Section 19 notices did not accompany these payments since, in order to do so, the return of capital would have had to be anticipated prior to making the distributions. The return of capital distribution was reported on the Fund’s 2022 tax statement sent to shareholders.

* * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (414) 516-1652.

Sincerely,

/s/ Adam W. Smith
Adam W. Smith
Secretary of the Trust

Appendix A

Fund	Fiscal Year End
Equable Shares Hedged Equity Fund	10/31/2022
Heitman US Real Estate Securities Fund	12/31/2022
Palm Valley Capital Fund	12/31/2022